Exhibit 99.1

FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – APRIL 9, 2010

BAYTEX ENERGY TRUST TO PRESENT AT THE IPAA OIL AND GAS INVESTMENT
SYMPOSIUM AND THE CIBC 2010 ENERGY AND INFRASTRUCTURE CONFERENCE

CALGARY, ALBERTA (April 9, 2010) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will be presenting at the Independent Petroleum Association of America Oil and Gas Investment Symposium on Wednesday, April 14, 2010 at 9:35am EST (7:35am MST) in New York, New York. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 12 months following the presentation:

http://www.corporate-ir.net/ireye/conflobby.zhtml?ticker=BTE&item_id=2726367

In addition, Baytex is also pleased to announce that Derek Aylesworth, Chief Financial Officer, will be presenting at the CIBC 2010 Energy and Infrastructure Conference on Tuesday, April 20, 2010 at 9:30am EST (7:30am MST) in Toronto, Ontario. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 90 days following the presentation:

http://events.startcast.com/events6/118/energy2010/Default.aspx?Presentation=4

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca